Exhibit 77(i)

Terms of New or Amended Securities

1.    At its September 30, 2010 meeting, the Board of Trustees of ING Investors Trust (“IIT”) approved the creation of ING American Funds Global Growth and Income Portfolio and ING American Funds International Growth and Income Portfolio (together, the “Portfolios”) and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IIT’s registration statement registering shares of the Portfolios. At the November 18, 2010 meeting, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment of the Portfolios.

2.    At its November 18, 2010 meeting, the Board approved the renewal of the 12b-1 Plan Fee Waiver Letter Agreements under which ING Investments Distributor, LLC (“IID”) waives a portion of its fees with respect to certain share classes of series of IIT. The Fee Waiver Letter Agreements provide that IFD will waive an amount equal to: 0.15% per annum on the average daily net assets attributable to Adviser Class shares; 0.22% per annum on the average daily net assets attributable to ING U.S. Stock Index Portfolio Adviser Class shares; and 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1 Plan Fee Waiver Letter Agreements were renewed for an additional one-year period through May 1, 2012